Exhibit 8.1

List of Subsidiaries of

SYLA Technologies Co., Ltd.

Entity Name	Place of Organization

SYLA Co., Ltd.*	Japan

SYLA Solar Co., Ltd.*	Japan

SYLA Brain Co., Ltd. **	Japan

* 96.96% owned subsidiary of SYLA Technologies Co., Ltd.

** 67% owned subsidiary of SYLA Technologies Co., Ltd.